United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(x) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2019.

Or

( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ___________ to _____________.

Commission File No. 001-11595

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Astec Industries, Inc. 401(k) Retirement Plan
1725 Shepherd Road
Chattanooga, TN 37421
(423) 899-5898

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Astec Industries, Inc.
1725 Shepherd Road
Chattanooga, TN 37421
(423) 899-5898

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

Astec Industries, Inc. 401(k) Retirement Plan Audited Financial Statements and Supplemental Schedule
as of December 31, 2019 and 2018 and for the Year Ended December 31, 2019 with Report of
Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Audited Financial Statements:
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Edgar filing only:
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Astec Industries, Inc. 401(k) Retirement Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2019 and 2018
and for the Year Ended December 31, 2019

Report of Independent Registered Public Accounting Firm

To Plan Administrator and Plan Participants of the
Astec Industries Inc. 401(k) Retirement Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Astec Industries Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ LBMC, PC

We have served as the Plan’s auditor since 2013.

Brentwood, Tennessee
June 19, 2020

Astec Industries, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Interest bearing cash	$ 1,529	$ 1,156
Investments, at fair value	283,595,909	243,653,244
Receivables:
Company contributions	122,848	153,613
Notes receivable from participants	8,423,084	8,689,994
Total receivables	8,545,932	8,843,607
Total assets	292,143,370	252,498,007

Liabilities
Excess participant contributions payable	66,119	38,896
Net assets available for benefits	$292,077,251	$252,459,111

The accompanying notes are an integral part of these financial statements

Astec Industries, Inc. 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2019

Additions to net assets attributed to:
Investment income	$ 19,161,792
Net appreciation in fair value of investments	33,424,614
Total investment income	52,586,406
Interest income on notes receivable from participants	495,658

Contributions:
Participants	14,212,659
Company	6,462,446
Rollover	1,039,679
Total contributions	21,714,784
Total additions	74,796,848

Deductions from net assets attributed to:
Benefits paid to participants	34,642,516
Administrative expenses	536,192
Total deductions	35,178,708

Net increase	39,618,140

Net assets available for benefits:
Beginning of year	252,459,111
End of year	$292,077,251

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statements

1. Description of Plan
The following description of the Astec Industries, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible full-time employees of Astec Industries, Inc. and its U.S. domiciled subsidiaries (the “Company”) who have reached age eighteen. Eligible Participants are automatically enrolled in the Plan with a 4% salary deferral unless they elect otherwise. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by a committee appointed by the Company. Great-West Financial Retirement Plan Services is the record-keeper for the Plan. Great-West Trust Company, LLC is the trustee of the Plan.
Contributions
Participants may elect to contribute up to 40% of their base salary through payroll deductions, as defined under the provisions of the plan document, subject to Internal Revenue Code (“Code”) limitations. The Company matches 75% of each participant’s contribution up to 4% of the participant’s compensation. Participants who will attain age 50 before the close of the Plan year are eligible to make additional catch-up contributions, subject to Code limitations. Catch-up contributions are not eligible for the Company’s matching contribution.
Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. If a participant is automatically enrolled, their contributions are invested in the applicable lifecycle fund based on the participant’s age until the participant changes their election. The Company’s contributions are allocated in the same manner as that of the participant’s elective contributions.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and Plan investment earnings. Additionally, a participant’s account is charged with quarterly recordkeeping fees, administrative fees for certain participant elected services and Plan investment losses. Allocations of investment earnings (losses) are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants are immediately vested in their entire account balance.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, reduced by certain items identified in the plan document, or 50% of their vested account balance, whichever is lower. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balances in the respective participants’ accounts and bear interest at a rate of prime plus two percent. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
Subsequent to termination of service, a participant may receive a lump-sum amount equal to the value of his or her account on the date of distribution. Annual required minimum distributions are paid as prescribed by the Code on certain participant accounts.
In-service withdrawals are available in certain limited circumstances, as defined by the plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the plan document. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”).
Administrative Expenses
Certain expenses of maintaining the Plan, such as audit, legal services and discrimination testing, are paid directly by the Company and are excluded from these financial statements. Recordkeeping fees (Note 7) and fees for investment advisory services requested by individual participants are charged directly to those participants’ accounts and are included in administrative expenses.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERlSA. If the Plan is terminated or contributions are permanently discontinued, benefits will remain 100% vested and be distributed in accordance with the provisions of the Plan.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are presented on the accrual basis of accounting in accordance with United States generally accepted accounting principles.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balances plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related loan processing fees are deducted from loan proceeds at the inception of the loan. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the plan administrator determines the participant loan to be a deemed distribution, the record keeper provides the participant with the IRS required 1099R.
Excess Participant Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributes the excess contributions to the applicable participants prior to March 15 of the following year.
Uses of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires plan management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Events Occurring After Reporting Date
Plan management has evaluated events and transactions that occurred between December 31, 2019 and the issuance of the report for possible recognition or disclosure in the financial statements.

Investments
The Plan’s investments are stated at fair value as described in Note 3.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
3. Fair Value Measurements
Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•quoted prices for similar assets and liabilities in active markets
•quoted prices for identical or similar assets or liabilities in markets that are not active
•observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
•inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for assets within the fair value hierarchy: There have been no changes in the methodologies used as of December 31, 2019 and 2018.
Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year-end which is based on the closing price reported in the active market.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level within the fair value hierarchy (all the Plan’s assets are identified as being in Level 1), the Plan’s assets at fair value as of December 31, 2019:

	Level 1	Total

Mutual funds	$ 246,692,650	$ 246,692,650
Company common stock	4,744,071	4,744,071
Total investments in hierarchy	$ 251,436,721	251,436,721
Stable value fund (a)		32,159,188
Total Investments, at fair value		$ 283,595,909

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018:

	Level 1	Total

Mutual funds	$ 206,867,935	$ 206,867,935
Company common stock	3,367,497	3,367,497
Total investments in hierarchy	$ 210,235,432	210,235,432
Stable value fund (a)		33,417,812
Total Investments, at fair value		$ 243,653,244
(a) Valued at the NAV as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the fund, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following table describes the investment measured at fair value based on NAV per share as of December 31, 2019 and 2018, respectively. There are no participant redemption restrictions for this investment; the redemption notice period is applicable only to Plan level transactions.

Description	Fair Value 12/31/2019	Fair Value 12/31/2018	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Stable value fund	$ 32,159,188	$ 33,417,812	N/A	Daily	30 Days

5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
6. Income Tax Status
The Company adopted a prototype plan, which received a favorable opinion letter from the IRS on March 31, 2014 which stated that the prototype plan was designed in accordance with the applicable sections of the Code. The Plan itself has not received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code. However, the plan administrator believes that the adopted prototype plan is designed and is currently being operated in compliance with the applicable requirements of the Code and is therefore, qualified and exempt from taxation.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects for a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7. Parties-In-Interest and Related Party Transactions

Transactions with parties-in-interest include investments in the Company’s common stock and participant loans. These transactions are exempt from the prohibited transactions rules under ERISA.

Transactions in Company stock qualify as related party transactions. The Plan held Company stock valued at $4,744,071 and $3,367,497 at December 31, 2019 and 2018, respectively. During the plan year ended December 31, 2019, the Plan had purchases of Company stock in the amount of $592,444 and sales in the amount of $543,897.
Great-West Financial Retirement Plan Services (“Great-West”) provides certain administrative services to the Plan pursuant to a Master Services Agreement (“Agreement”). Great-West receives revenue for recordkeeping fees charged to participants’ accounts as specified in the Agreement. This revenue is used to offset certain amounts owed to Great-West for its administrative services to the Plan, and therefore, qualify as party-in-interest transactions.
8. Reconciliation between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2019	2018

Net assets available for benefits per financial
Statements	$ 292,077,251	$ 252,459,111
Deemed loans not reported on Form 5500	(565,166)	(464,798)
Net assets available for benefits per Form 5500	$ 291,512,085	$ 251,994,313

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per Form 5500:

Year Ended December 31, 2019

Net increase in net assets available for benefits per financial statement	$ 39,618,140
Less: deemed loans not reported on Form 5500 at December 31, 2019	(565,166)
Plus: deemed loans not reported on Form 5500 at December 31, 2018	464,798
Net increase in net assets available for benefit per Form 5500	$ 39,517,772

9. Subsequent Events

Effective January 1, 2020 the Plan was amended to increase the maximum participant deferral rate from 40% to 90%, to add an annual auto-enrollment feature whereby every participant whose deferral election was 0% at the immediate preceding yearend will be auto-enrolled in the plan with a 4% deferral rate (unless they elect otherwise), and to add an automatic 1% deferral rate increase on January 1 each year for all participants deferring between 1% and 9%.

In March 2020, the World Health Organization categorized Coronavirus Disease 2019 ("COVID-19") as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. The COVID-19 pandemic has led to volatility in financial markets and has affected, and may continue to affect, the market price of Astec common stock and other Plan assets. The potential economic impact brought by, and the duration of, COVID-19 is difficult to assess or predict and will depend on future developments that are highly uncertain and cannot be predicted.

The Plan has implemented certain requirements by the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) and the Setting Every Community Up for Retirement Enhancement Act of 2019 (the SECURE Act), which laws change the Plan to, among others, allow certain eligible individuals to receive coronavirus-related distributions of up to $100,000 and loans up to $100,000 or 100% of a participants vested balance, relief for loan repayment, suspend required minimum distributions, and delay the commencement date for required minimum distributions. The optional features within these acts are continuing to be assessed. Written amendments to the Plan to reflect these operational changes will be adopted at a later date in accordance with applicable law and IRS guidance.

Astec Industries, Inc. 401(k) Retirement Plan

EIN: 62-0873631       Plan Number: 001

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	American Century	Mid Cap Value	$ 281,231
	Columbia	Strategic Income	599,254
	Fidelity	Mid Cap Index	9,452,388
	Fidelity	International Index	19,591,106
	Fidelity	Small Cap Index	3,799,169
	J.P. Morgan	Smart Retirement 2020 Fund	17,293,768
	J.P. Morgan	Smart Retirement 2025 Fund	9,289,395
	J.P. Morgan	Smart Retirement 2030 Fund	24,414,012
	J.P. Morgan	Smart Retirement 2035 Fund	8,736,313
	J.P. Morgan	Smart Retirement 2040 Fund	15,651,027
	J.P. Morgan	Smart Retirement 2045 Fund	4,535,458
	J.P. Morgan	Smart Retirement 2050 Fund	5,798,323
	J.P. Morgan	Smart Retirement 2055 Fund	4,868,802
	J.P. Morgan	Smart Retirement 2060 Fund	1,683,591
	J.P. Morgan	Smart Retirement Income Fund	7,905,277
	J.P. Morgan	Intrepid Growth Fund	32,620,764
	J.P. Morgan	Equity Income Fund	13,427,321
	Lord Abbett	High Yield Bond Fund	1,767,688
	Mass Mutual	Select Mid Cap Growth Fund	7,658,025
	Pioneer	Pioneer Bond-K	2,772,742
	Prudential	Stable Value Fund	32,159,188
	Prudential	Jennison Small Company Z	603,813
	Putnam	Small Capital Value	3,975,498
	PIMCO	Total Return Institutional Bond Fund	1,399,626
	Schwab	Brokerage accounts	1,072,298
	T. Rowe Price	Overseas Stock Fund	6,193,454
	Vanguard	500 Index Admiral	41,302,307
*	Astec Industries, Inc.	Common stock	4,744,071
*	Participant loans	Interest rates ranging from 4.25%-10.50%, maturity varies through 2039	8,423,084
	Total assets (held at end of year)		$292,018,993
* Represents a party-in-interest to the Plan.
        Note: Cost information has not been included in column (d) because all investments are participant-directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed by the undersigned, hereunto duly authorized.

ASTEC INDUSTRIES, INC.
401(k) RETIREMENT PLAN

By: /s/ Robin A. Leffew
Astec Industries, Inc.
401(k) Retirement Plan Committee

Date: June 19, 2020

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm